06005866

AB 3/22/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carlin Equities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore A. Risi — 212-905-5716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/24

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadwa
New York, NY 10018-920
Phone: (212) 302-600
Fax: (212) 302-615

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Member of
Carlin Equities, LLC

We have audited the accompanying statement of financial condition of Carlin Equities, LLC (the "Company") as of December 31, 2005, and the related statements of income, changes in member's capital, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carlin Equities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 20, 2006

CARLIN EQUITIES, LLC
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 1,457,871
Receivables from clearing brokers	10,440,876
Securities owned, at market value	32,357,594
Furniture, equipment and improvements, at cost net of accumulated depreciation and amortization of $5,067,120	3,191,171
Other assets	5,137,783
Total assets	$ 52,585,295
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Payable to clearing broker	$ 2,377,295
Commissions payable	3,042,358
Securities sold, not yet purchased, at market value	28,376,431
Accounts payable and accrued expenses	4,045,188
Total liabilities	37,841,272
Liabilities subordinated to claims of general creditors	1,700,000
Member's capital	13,044,023
Total liabilities and member's capital	$ 52,585,295

The accompanying notes are an integral part of these financial statements.

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

CARLIN EQUITIES, LLC
Statement of Income and Changes in Member's Capital
Year Ended December 31, 2005

Revenues	
Commissions	$ 85,237,565
Trading	10,330,402
Interest income	8,717,700
Other	273,090
Total revenues	104,558,757
Expenses	
Commissions	46,150,103
Clearance and execution charges	11,673,984
Employee compensation and benefits	15,281,569
Trading communications and data processing	11,261,389
Interest	6,918,942
Legal and professional fees	2,678,026
Rent and occupancy	3,418,990
Other operating expenses	4,312,186
Total expenses	101,695,189
Net income	2,863,568
Member's capital, January 1, 2005	11,931,089
Member's contributions	1,026,992
Member's withdrawals	(2,777,626)
Member's capital, December 31, 2005	$ 13,044,023

The accompanying notes are an integral part of these financial statements.

CARLIN EQUITIES, LLC
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
Year Ended December 31, 2005

Subordinated borrowings, January 1, 2005	$ 2,000,000
Repayments of subordinated borrowings	(300,000)
Subordinated borrowings, December 31, 2005	$ 1,700,000

The accompanying notes are an integral part of these financial statements.

CARLIN EQUITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 2,863,568
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	987,135
Changes in assets and liabilities:	
Receivables from clearing brokers	9,747,388
Securities owned, at market value	(4,925,477)
Other assets	(2,731,377)
Payables to clearing brokers	2,377,295
Commissions payable	(794,763)
Securities sold, not yet purchased, at market value	(1,244,938)
Account payable and accrued expenses	(903,168)
Other liabilities	(300,000)
Minority interests	(137,669)
Net cash provided by operating activities	4,937,994
Cash flows from investing activities:	
Acquisition of equipment and improvements	(2,076,976)
Cash flows from financing activities:	
Notes payable, former members	(40,000)
Member's capital contributed	1,026,992
Member's capital withdrawals	(2,777,626)
Net cash used in financing activities	(1,790,634)
Net increase in cash and cash equivalents	1,070,384
Cash and cash equivalents, beginning of year	387,487
Cash and cash equivalents, end of year	$ 1,457,871
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 6,918,942
Cash paid during the year for income taxes	$ 212,715

The accompanying notes are an integral part of these financial statements.

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1. **Organization**

Effective January 1, 2005, Carlin Equities Corp. (former broker-dealer) exchanged its net assets for ownership in a newly formed entity, Carlin Group, LLC (the "Parent"), which formed Carlin Equities, LLC (successor broker-dealer). The accompanying financial statements include the results of operations of Carlin Equities, LLC (the "Company") for the year ended December 31, 2005.

The Company was organized as a limited liability company on January 26, 2005 under the provisions and subject to the requirements of the State of Delaware, and in particular, the Delaware Limited Liability Company Act and is wholly owned by Carlin Group, LLC.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions, interest and trading profits. Securities transactions for the Company's customers are cleared through and carried by Goldman Sachs Executions & Clearing, LP ("GSEC") and Pershing, LLC ("Pershing"), New York Stock Exchange member firms, on a fully disclosed basis. The Company is also engaged in proprietary trading of securities.

2. **Summary of Significant Accounting Policies**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company records securities transactions and the related revenue and expenses on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses on securities transactions are reflected in trading on the statement of income.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Commissions payable consists of compensation payments made to registered representatives and branches not owned by the Company.

Furniture, fixtures and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, not exceeding seven years. Leasehold improvements are amortized over the life of the operating leases.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. **Income Taxes**

A limited liability company is taxed as a partnership and, as such, is not a taxpaying entity. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes and, accordingly, there is no provision for federal income taxes. However, the Company is liable for New York City unincorporated business tax and other state and local income taxes where it operates branch offices and a provision for such has been included in the financial statements.

4. **Receivables/Payables from Clearing Brokers**

The clearing and depository operations for the Company and customers' securities transactions are provided by GSEC and Pershing (collectively the "Clearing Brokers") pursuant to clearance agreements. The Clearing Brokers charge interest on debit balances and pay interest on credit balances and on securities sold, not yet purchased.

At December 31, 2005, all of the securities owned and securities sold, not yet purchased and the amounts receivable from Clearing Brokers reflected on the statement of financial condition are security positions with and amount due from the Clearing Brokers. Cash at the Clearing Brokers that is related to securities sold, not yet purchased is restricted until the securities are purchased.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of their customer/members transactions, which are not reflected in these financial statements, to the Clearing Brokers, which maintain the customers' accounts and clear such transactions.

For transactions in which the Company, through its Clearing Brokers, extend credit to customers, the Company and its Clearing Brokers seek to control the risks associated with these activities by requiring customers/members to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the Clearing Brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, there were no amounts to be indemnified to the Clearing Brokers for these transactions.

5. **Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased as of December 31, 2005 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
US Treasury obligations	$ 24,532	$ —
Fixed income	3,423,688	64,649
Options	13,933	—
Equities	28,895,441	28,311,782
Total	$ 32,357,594	$ 28,376,431

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

6. **Commitments and Contingencies**

The Company occupies its facilities pursuant to various leases for its New York City headquarters until May 31, 2015. The Company also leases other office facilities in various locations ("branch offices") throughout the United States. The leases contain provisions for escalations based upon increases in certain costs incurred by the lessor.

The following is the aggregate future minimum lease payments due under the current lease obligations:

Year to End December 31,	
2006	$ 2,721,440
2007	2,570,561
2008	2,562,915
2009	2,436,470
2010	2,330,949
Thereafter	10,378,804
	$ 23,001,139

The Company has been named in various legal and arbitration proceedings. Management believes that it has a meritorious defense for all such proceedings. After considering all relevant facts and the advice of counsel, in the opinion of Management, such proceedings will not have a material adverse effect on the Company's financial position or results of operations.

6. **Commitments and Contingencies (continued)**

On July 9, 2005 the Company renewed the $2,000,000 subordination note with GSEC. The Company pays interest on the subordinated loan at 2% above the prime lending rate. On December 5, 2005, the Company received approval from the NASD to repay a portion of the subordinated borrowings in the amount of $300,000. The loan is scheduled to mature on July 9, 2006. The loan is subordinated to the claims of general creditors and has been approved by the NASD for inclusion as equity in computing the Company's net capital pursuant to the SEC's uniform net capital rule. The Company estimated the stated value of the subordinated loan to equal its fair value. Interest expense of $175,866 has been charged to operations for the year ended December 31, 2005.

7. **Retirement Plan**

The Company maintains a qualified 401(K) retirement plan that covers all eligible full-time employees ("participants") except for registered representatives. To be eligible, the participants must have attained the age of 21 and have completed three months of service. Participants may elect to contribute a percentage of their salary up to a specified maximum. At its discretion, the Company may make matching contributions. The Company made no matching contributions for the year ended December 31, 2005.

8. **Notes Payable, Former Members**

During 2004, the Company purchased approximately 5 shares from various shareholders for an aggregate cost of $2,080,000. The Company issued non-interest bearing notes for $390,000. The Company repaid $40,000 during 2005 and the final payment in the amount of $350,000 is due July 2006.

9. **Concentration of Credit Risk**

The Company maintains cash deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

10. **Related Parties**

Included in other assets are amounts due from affiliates of approximately $1 million (related through common ownership and/or management) which represent various expenses paid by the Company on behalf of those entities. These amounts are due on demand without interest.

10. **Related Parties (continued)**

The Company earned approximately $36 million of commissions from Generic Trading of Philadelphia, LLC ("GTP"). Certain members of the Company are also shareholders of the managing member of GTP.

The Company has a management agreement with a related company whose shareholders in the managing member are also shareholders of the Company. Pursuant to the agreement the Company makes available its facilities and employees to provide administrative and brokerage services and office space.

11. **Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature.

12. **Net Capital Requirements**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000.

At December 31, 2005, the Company had net capital of $5,203,816, which was $4,731,289 in excess of its required net capital of $472,527. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1.

Certain advances and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Brokers ('PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Brokers, which requires, among other things, that the Clearing Brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

13. **Guarantees**

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing brokers for losses that it may sustain from the accounts introduced by the Company. In accordance with applicable margin ending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Supplemental Information

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

CARLIN EQUITIES, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005

Total member's capital	$ 13,044,023
Add subordinated borrowings allowable in computation of net capital	1,700,000
Total capital and allowable subordinated borrowings	14,744,023
Less non-allowable assets:	
Furniture, equipment and improvements, net	3,191,171
Other assets	4,574,090
Total non-allowable assets	7,765,261
Net capital before haircuts on securities positions	6,978,762
Haircuts on securities	1,774,946
Net capital	$ 5,203,816
Minimum net capital required, the greater of $100,000 or 6 2/3% of aggregate indebtedness of $7,087,546	$ 472,527
Excess net capital	$ 4,731,289
Ratio of aggregate indebtedness to net capital	1.36 : 1

CARLIN EQUITIES, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
(Continued)
as of December 31, 2005

Schedule of aggregate indebtedness:	
Items included in statement of financial condition:	
Commissions payable	$ 3,042,358
Accounts payable and accrued expenses	4,045,188
Aggregate indebtedness	$ 7,087,546

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2005 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2005

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 5,299,190
Net audit adjustments	(543,159)
Decrease in haircuts on securities	447,785
Net capital	$ 5,203,816

CARLIN EQUITIES, LLC
Computation of Reserve Formula
Pursuant to Rule 15-c3-3
December 31, 2005

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report of Independent Auditors

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Members of
Carlin Equities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Carlin Equities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
February 20, 2006